SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

05010108

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

SUPPL

Brussels, July 29, 2005

RECEIVED 2005 AUG -2 A 8:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

PROCESSED AUG 03 2005 THOMSON FINANCIAL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

PRESS RELEASE

SOLVAY

82-2691

RECEIVED

2005 JUN -2 A 8:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Embargo: 13 June 6:00 p.m. (Brussels time)

Solvay is Solar Impulse's technological partner

Innovation from a leading industrial group serving sustainable development and state-of-the-art technologies

The Solvay group announced today that it has entered into a partnership agreement with Solar Impulse, for whom it will provide crucial R&D support. The agreement means that Solvay will play an active role, along with balloonist Bertrand Piccard, in a daring technological challenge: Solar Impulse has set itself the goal of circumnavigating the globe in stages by 2010, in an aeroplane to be powered solely by solar energy, to the exclusion of any other source, and producing no environmentally harmful emissions.

In its capacity as the company's technical partner, Solvay will put its recognised scientific skills at the disposal of Solar Impulse, not least in the field of the development and production of innovative materials. These skills form part of the positive, specific contribution made by the Group to sustainable development in terms of aiding the advent of alternative or renewable energy sources.

Jacques van Rijckevorsel, General Manager of the Plastics Sector and Group Innovation Sponsor at Solvay comments: "The partnership between our Group and Solar Impulse is a reflection of the confidence we put in personal commitment, the entrepreneurial spirit and technical innovation, as responses to the challenge of Sustainable Development". He adds: "We are, moreover, taking up a challenge that will take us to the limits of technology, measuring us against the best practitioners in the world in each of the disciplines involved". He concludes: "For Solvay, this partnership also harbours a positive financial dimension, since it will provide an excellent springboard for the promotion and development of those products, services and solutions which the Group will be in a position to contribute."

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For more information, please contact:
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 0032/2/509.72.30
Fax : 0032/2/509.72.40
Email : martial.tardy@solvay.com
Internet : www.solvaypress.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Notes to the editors:

Solvay's contribution to the Solar Impulse project will be based around research into innovative materials and technical solutions, the replication and simulation of their behaviour in extreme environments, their technical evaluation and the conduct of a series of tests.

More specifically, Solvay's technical partnership with Solar Impulse, involving the fields of both Chemistry and Plastics, will be concentrated in the following areas:

- research into optimum solutions and materials, especially through the definition of composite structure materials;
- the production and/or selection of high performance polymers for critical applications (watertight joints, lubrication,...);
- methods of encapsulating and assembling photovoltaic cells using the structural material selected for the plane;
- research into the production and utilisation of appropriate photovoltaic materials;
- research into batteries satisfying the project requirements;
- selection of high performance thermal insulation materials;
- technical modelling and simulation using software adapted to suit large-scale parts and extreme conditions,
- mechanical evaluation and testing of materials in extreme conditions.

SOLVAY

PRESS RELEASE

82-2691

Embargo: June 22, 2005 at 08:30 AM (Brussels Time)

SOLVAY TO LAUNCH PRODUCTION OF FLUORINE SPECIALTIES IN ASIA

A new facility in Korea to serve the world's fastest growing markets

Solvay intends to establish a production facility for fluorine (F_2), sulfur hexafluoride (SF_6), iodine pentafluoride (IF_5) and NOCOLOK® in Onsan (South Korea). This expansion would mark the creation of the first Asian plant of Solvay Fluor, a global leader for the supply of these fluorine specialties. The Onsan facility is intended to serve Southeast Asia – the world's fastest growing market for fluorine specialties.

The first plant - a fluorine electrolysis with associated sulfur hexafluoride and iodine pentafluoride productions - is intended to be commissioned early in 2007. The total investment will be spread over several years and is expected to amount to a total of EUR 50 million for the whole project.

By committing in Asia, Solvay intends to develop additional markets; these activities will not impair the company's existing production facilities. The plants in Onsan, South Korea, will implement technologies already proven to be successful on other Solvay Fluor sites in technical, safety and environmental aspects. The current production capacities for fluorine, sulfur hexafluoride, iodine pentafluoride and NOCOLOK® in Solvay Fluor's plants are running at high utilization rates and cannot be readily expanded.

"The development of new markets in a high growth region by using proven technologies is an ideal combination for us", emphasized Dr. Bernd Wilkes, General Manager of Solvay Fluor. "The Onsan project is an important milestone on the way to our aim to become the global reference in fluorochemicals, able to serve clients wherever they are located" he added.

SOLVAY FLUOR, located in Hanover (Germany), is a wholly owned subsidiary of Solvay S.A. with facilities in Europe, NAFTA and Africa (raw material fluorspar). Details are also available at www.solvay-fluor.com.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion, generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact:
SOLVAY S.A. Headquarters
MARTIAL TARDY
Corporate Press Officer
Telephone: 32/2/509.72.30
Fax: 32/2/509.72.40
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Notes to the Editors:

Fluorine (F_2) is sold in pure forms (gas) or in blends with nitrogen for direct fluorination applications but mainly, fluorine is used as starting material e.g. for the production of sulfur hexafluoride and iodine pentafluoride. New market opportunities for fluorine arise in the electronic industries – for instance in cleaning processes for the manufacturing of microchips.

Sulfur hexafluoride (SF_6) is a nontoxic inert insulating and cooling gas with dielectric strength and thermal stability. SF_6 is therefore used in High and Medium Voltage Engineering applications (High and Medium Voltage circuit breakers).

Iodine pentafluoride (IF_5) is mainly used to produce perfluoralkyliodites with final use in water repellent and watertight textiles or surfaces.

NOCOLOK® is a brazing flux, a mixture of potassium fluoroaluminates. The NOCOLOK® brazing process is the technology of choice for the production of aluminum heat exchangers of passenger cars and trucks.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo : June 23, 2005 at 7 :30 AM (Brussels Time)

SOLVAY LAUNCHES FRIENDLY BID TO ACQUIRE SPECIALTY CHEMICALS COMPANY GIRINDUS AG

Group creates new business unit in the Chemicals sector

SOLVAY Organics GmbH announces the launch of a friendly bid to acquire at least 51% of GIRINDUS AG, a publicly listed specialty chemicals company based in Bensberg, Germany. Shareholders holding approximately 35% of outstanding shares, have indicated their willingness to sell their stake to SOLVAY. SOLVAY's voluntary offer values GIRINDUS at around EUR 45 million.

Pending the successful outcome of the offer and relevant regulatory procedures, the transaction is likely to be completed in the next few months.

GIRINDUS is an expert research-based company which manufactures and develops a portfolio of proprietary chemical specialties and processes. GIRINDUS has developed proprietary technologies for the production of oligo-nucleotides, compounds active in treating genetic diseases. The company has operations in Germany and the United States, with 140 employees – including 50 highly educated scientists holding PhDs whose competences would complement Solvay's own R&D capabilities.

"The acquisition of GIRINDUS will mark another step in the implementation of the Group's strategy of profitable and sustainable growth," commented Dr. E. Piepho, General Manager of the new Business Unit and Managing Director of Solvay Organics GmbH. "It will complement the Group's existing businesses in organic chemical specialties, and will put Solvay in a position to offer a range of innovative molecules, materials and solutions for novel applications, hence matching demands from the Group's global customer base beyond its current product lines" he added.

SOLVAY ORGANICS GmbH is a 100% subsidiary of Solvay GmbH, the German subsidiary of the Solvay Group.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Note to the editors

Organic Chemical Specialties belong to a large class of chemical compounds whose molecules contain carbon. Organic chemical specialties offer many opportunities for the development of proprietary, value added productions and applications, for instance suited for the future development of next-generation information technologies or biochemicals. These compounds are complementary to Solvay's existing portfolio in Inorganic Chemicals, which include mineral, hydrogen and halogen products.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

82 - 2691

Embargo : June 30, 2005 at 8 :30 AM (Brussels

MHRA REQUESTS FURTHER INFORMATION ON CILANSETRON, SOLVAY 'S PROPOSED TREATMENT FOR IRRITABLE BOWEL SYNDROME WITH DIARRHEA PREDOMINANCE (D-IBS)

Solvay Pharmaceuticals announced today that the UK's Medicines and Healthcare products Regulatory Agency (MHRA) has completed its review of cilansetron, a novel drug for the treatment of irritable bowel syndrome with diarrhea predominance (D-IBS) in both men and women. The agency has concluded that it is unable to grant a marketing authorization without further clinical trials. Solvay Pharmaceuticals is examining its priorities and will discuss future steps with the MHRA and other experts for this product in Europe.

About D-IBS

On average, IBS affects more than 11% of the EU population, with total annual direct costs of some £45 million in the UK alone. The common symptoms of D-IBS are diarrhea, abdominal pain/discomfort, and fecal urgency. IBS has a significant, negative impact on the quality of life for the many men and women who suffer from this condition, causing lost days off work and interfering as well with home-based, social and leisure activities.

About Solvay Pharmaceuticals

Solvay Pharmaceuticals today is one of the top 40 pharmaceutical companies in the world and its ambition is to expedite its development even further over the next few years. Globally, Solvay Pharmaceuticals has more than forty-years experience treating IBS and is committed to the IBS community, providing therapies that can help them to manage this condition.

Solvay Pharmaceuticals holds a strong worldwide market position in carefully selected therapeutic areas (psychiatry, gastroenterology, female and male hormone therapy, cardiology and immunology) and has a well-diversified portfolio of products. Each year about 15% of pharmaceuticals sales are dedicated to research into new life-saving drugs in three major research centers in Europe and the US. Accelerated growth is based on development of own research products, acquisition of products and medium-sized companies, expanding sales forces and geographic markets and raising the output and effectiveness of R&D (with partners or alone).

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Puck Bossert
Head of Pharmaceutical Communications
Telephone : +31 (0) 294 477 469
E-mail : puck.bossert@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

SOLVAY

82-2691

Embargo : July 12, 2005 at 8:30 AM (Brussels Time)

SOLVAY FINALIZES AGREEMENT TO BUY FOURNIER PHARMA

Transaction's promises confirmed

Solvay announced today that it has signed a final purchase agreement with the shareholders of Fournier Pharma for the acquisition of 100% of the company. Substantial social and regulatory procedures have been successfully completed worldwide. The transaction, which now only awaits approval from the European and some national competition authorities, should be finalized this summer, as previously announced (Press Release of March 24, 2005).

The final terms of the transaction include an initial upfront cash payment of EUR 1.2 billion, instead of the previously announced figure of EUR 1.3 billion. Additional payments of up to EUR 415 million – instead of the previously announced amount of EUR 300 million – are linked to future developments of the acquired activities and subject to specific milestones. The total potential consideration for the transaction remains close to the previously announced figure of about EUR 1.6 billion.

A detailed review of Fournier Pharma confirmed Solvay's initial appraisal of the current performance and future development potential of the global leader in fenofibrates, a successful cardio-metabolic product for treating raised blood lipids.

In particular, the development prospects of fenofibrate products in the United States were strengthened, thanks to the alliance with Abbot, which will continue after the completion of the acquisition. Abbott have recently indicated that full–year 2005 sales of fenofibrate in the US (under the brand name TriCor®) will approach USD 1 billion.

"This excellent purchase meets the expectations of all parties," commented Aloïs Michielsen, chairman of the Executive Committee of the Solvay Group. "It also paves the way for a smooth and rapid integration of Fournier Pharma into Solvay, whose growth in Pharmaceuticals will consequently leap ahead," added Michielsen.

The integration of Fournier Pharma will add a strong and unique product line in dyslipidemia (i.e. control of cholesterol and triglycerides) to Solvay's cardiology business and research pipeline, making this new cardio-metabolic franchise Solvay's largest. Fournier Pharma's other smaller fields of activity include gynecology, gastroenterology and psychiatry – which match Solvay's other therapeutic choices. The transaction will expand Solvay Pharmaceuticals' business by more than one third in terms of sales and immediately enhance the Group's profitability, with a potential for significantly improved performance through pipeline development and synergies.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 6 53 38 0122

E-mail:roger.bickerstaffe@solvay.com

FOURNIER PHARMA is an international privately owned research-based pharmaceutical company headquartered in France, with operations in 30 countries. The company focuses on dyslipidemia with significant upside in the prevention of cardiovascular events and potential in metabolic disorders. A successful and innovative product development policy has grown Fournier Pharma's fenofibrate into a blockbuster drug, notably through a successful partnership with Abbott in the United States, while the company's R&D pipeline is generating promising new compounds. In 2004, 75% of its turnover was achieved outside France, while consolidated turnover amounted to MEUR 593, with Recurring Earnings before Interests and Taxes (REBIT) of MEUR 138. Fournier Pharma employs some 3,300 people. See www.fournierpharma.com

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs nearly 8,000 people worldwide.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

Notes to the editors

Cholesterol: Blood contains several lipids – or fats – of which cholesterol and triglycerides are the major ones. Both types have important functions in the body. Cholesterol is an essential component of cell membranes and the starting molecule for the production of certain hormones. Triglycerides (TG) are the major components of fat tissue in the body and are essential for the body's energy metabolism. Lipids can only be transported in the blood when they are attached to proteins. Together they form the so called lipoproteins. Depending on their protein/lipid ratio these lipoproteins are categorised in high density lipoproteins (HDL), low density lipoproteins (LDL) and very low density lipoproteins (VLDL). HDL and LDL are the main transporters of cholesterol.

Dyslipidemia is an abnormal concentration of lipids in a person's blood. The three main lipids are LDL-C ("bad" cholesterol), HDL-C ("good" cholesterol) and TG (triglycerides). Prevalence of dyslipidemia ranges from 20% to 50% in the Western population. There is a strong correlation between dyslipidemia and cardiovascular diseases (CVD): over 50% of US patients suffering from CVD have elevated LDL levels. In particular, high levels of LDL have been recognized as a major risk factor for coronary heart disease.

Treatment of dyslipidemia: Four classes of drugs are commonly used to lower cholesterol: statins, fibrates, bile acid sequestrants and nicotinic acid. Statins have the highest market share, but there is an increasing tendency for combination therapy because one drug is often not enough to lower LDL to normal levels and combinations allow treatment more specifically suited to individual patients' needs.

Fenofibrate: Therapeutic doses of Fournier Pharma's main product fenofibrate (TRICOR®/LIPANTHYL®) produces elevation of the "good" HDL cholesterol, a reduction in the content of the "bad" LDL cholesterol, and a substantial reduction in triglycerides. The active ingredient in fenofibrate is fenofibric acid. Fenofibric acid inhibits the synthesis of cholesterol as well as enhancing its elimination as bile salts, while in addition both inhibiting the synthesis of triglycerides and enhancing their breakdown.

PRESS RELEASE

82-2691

Embargo : July 27, 2005 at 8:30 AM (Brussels Time)

Solvay finalizes agreement to sell Industrial Foils business to Renolit

SOLVAY SA announces today that it has signed a final agreement aiming at the sale of its entire Industrial Foils business, active in the production, marketing and sales of plastic foils and sheets to RENOLIT AG. As social procedures were recently carried out, the completion of the agreement with Renolit is expected by the end of 2005, pending approval from competition authorities.
The agreed price for the transaction is EUR 330 million, as previously announced. This proposed transaction does not include Solvay's rigid plastic foils activities, whose sale to Ineos was completed on 8 July 2005.

"The due diligence confirmed the excellent fit between the activities concerned," commented Jacques van Rijckevorsel, General Manager of Solvay's Plastics Sector and Member of the Executive Committee of Solvay. "This also foreshadows a constructive working atmosphere and promise exciting developments for both the activities and the related personnel," he added.

"At Renolit we're all enthusiastic. The acquisition will make us all stronger and give us better performance", said Heinz Gärtner, President of Renolit. "The real added value from this operation is the addition to our know-how and the expansion in our range of products. It's a win-win situation for everybody : the Renolit personnel, the Solvay Industrial Foils personnel and the customers", he emphasized.

The Industrial Foils of Solvay are mainly present in Europe with 9 plants located in 8 countries, but also in the United States with one plant located in Commerce (California) as well as in China and Brazil through two joint ventures. The products are intended for a variety of applications, including medical supply, swimming pools, furniture, construction, stationary, automotive, as well as different consumer goods niches. Solvay's Industrial foils generated a total turnover of about EUR 470 million in 2004 with 2 200 employees. The operation would enable the Industrial Foils to join a Group which considers plastic foils as a core development area, and for which the Solvay Industrial Foils activity represents a source for coherent diversification and reinforcement.

RENOLIT A.G. is an international leader in the manufacture of high-quality thermoplastic films for the purpose of surface finishing and for other technical applications. This independent family-run business, which has been setting benchmarks for quality and innovation for over 50 years, now employs a workforce of 2,300 employees at its16 subsidiaries. The Renolit brand enjoys a worldwide reputation for technical expertise, modern product design and customer-orientated service. (www.renolit.com)

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy ,
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

82-2691

Embargo : July 28, 2005 at 3:00 PM (Brussels Time)

SOLVAY COMPLETES ACQUISITION OF FOURNIER PHARMA

New General Manager appointed

Solvay announced today that it has completed the acquisition of 100% of Fournier Pharma, following the successful completion of social and regulatory procedures worldwide. The process of integrating Fournier Pharma and Solvay Pharmaceuticals will begin with the creation of a number of Integration Teams whose task will be to identify the best operational solutions for combining all activities. A complete analysis of Fournier Pharma's structures is planned over the upcoming 12 months in order to prepare the deployment of the future organization within Solvay Pharmaceuticals.

Solvay has appointed Coos de Graaf as General Manager of Fournier Pharma in replacement of Pierre Moustial. He will also lead the integration project. Pierre Moustial will support Coos de Graaf in his new role, until December 31, 2005.

"We at Solvay Pharmaceuticals are looking forward to working with our new colleagues from Fournier Pharma," said Werner Cautreels, Chief Executive Officer (CEO) of Solvay Pharmaceuticals. "They bring a long-standing expertise and exciting new products and projects, which together with our own cardiovascular will become Solvay's largest pharmaceutical franchise of cardio-metabolism," Cautreels added.

Fournier Pharma which is a global leader in fenofibrates, adds a strong and unique product line in dyslipidemia (i.e. control of cholesterol and triglycerides) to Solvay's cardiology business and research pipeline. Fournier Pharma's other smaller fields of activity include gynecology, gastroenterology and psychiatry – which match Solvay's other therapeutic choices.

As a consequence of the transaction, Fournier Pharma's finances will be consolidated into Solvay Pharmaceuticals commencing August 1, 2005. The transaction will expand Solvay Pharmaceuticals' business by more than one third in terms of sales and immediately enhance the Solvay Group's profitability.

<u>*For further information please contact*</u> :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 6 53 38 0122

E-mail:roger.bickerstaffe@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

.../...

FOURNIER PHARMA is an international privately owned research-based pharmaceutical company headquartered in France, with operations in 30 countries. A successful and innovative product development policy has grown Fournier Pharma's fenofibrate into a blockbuster drug, notably through a successful partnership with Abbott in the United States, while the company's R&D pipeline is generating promising new compounds. In 2004, 75% of its turnover was achieved outside France, while consolidated turnover amounted to MEUR 593, with Recurring Earnings before Interests and Taxes (REBIT) of MEUR 138. Fournier Pharma employs some 3,300 people. See www.fournierpharma.com

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, neuroscience, women's and men's health, and influenza vaccines. SOLVAY PHARMACEUTICALS employed nearly 8,000 people worldwide before acquiring Fournier Pharma.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people (prior to acquiring Fournier) in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

Note to the editors

Coos de Graaf, a Dutch citizen born 1953, was most recently Senior vice President for global marketing at Solvay Pharmaceuticals. He successfully guided a re-alignment between the company's strongest marketing franchises and its strategic priority settings, for especially the later stage development projects. He has previously acted as General Manager of sales and marketing subsidiaries in Belgium and South Africa.

PRESS RELEASE

82-2691

Embargo: Brussels, 29 July 2005 at 8:00 AM

Sales (+16%) and operating profits (+33%) up strongly in the 1st half of 2005

Group net profit (EUR 509 million) more than doubled in the 1st half

- *Sales (EUR 4,039 million), operating profits (REBIT[1] of EUR 428 million) and operating margin (11%) up strongly thanks to **Chemicals** and **Plastics** activities. The **Pharmaceuticals** sector recorded sales up 13% (+24% in the 2nd quarter) and continues its strategic development with the major acquisition of Fournier Pharma.*
- *Significant non-operating items :*
  - *net capital gain on the sale of the interest in the polyethylene activities to BP (EUR 443 million);*
  - *negative non-recurring items of EUR 281 million.*

Sales for the 1st half of 2005 reached EUR 4,039 million, up 16% compared to the 1st half of 2004 (+17% in the 2nd quarter). Sales of all three sectors improved: Plastics (+18%), Chemicals (+16%) and Pharmaceuticals (+13%).

REBIT (EUR 428 million) increased 33% in the 1st half of 2005 compared to the 1st half of 2004 (+43% in the 2nd quarter), with an operating margin (REBIT divided by sales) reaching nearly 11%.

Group net profit reached EUR 509 million in the 1st half of 2005, close to the full year 2004 record level (EUR 541 million). For the 2nd quarter of 2005, it amounted to EUR 184 million, up 57% from the 2nd quarter of 2004.
Beyond the improvement in operating profits (REBIT, +33% for the 1st half of 2005), the Group's net profits for 2005 included a net capital gain from the sale of our interest in the high density polyethylene activities to BP (EUR 443 million) and negative non-recurring items of EUR 281 million, resulting mainly from a profit on the sale of buildings (EUR 125 million, including EUR 92 million in the 2nd quarter) and provisions of EUR 382 million in the 1st half of 2005, including EUR 32 million in the 2nd quarter.

Cash flow[2] for the 1st half of 2005 reached EUR 728 million and the **net debt to equity** ratio was 20% at the end of the 1st half of 2005. Also, available cash at the end of June 2005 (EUR 1.6 billion) will allow the Group readily to finance the acquisition of Fournier Pharma for a base price of EUR 1.2 million; while, the Group's ratings were recently confirmed by Moody's and S&P.

Chemical sector profits (REBIT of EUR 163 million) for the 1st half of 2005 doubled from the 1st half of 2004 and were up 82% in the 2nd quarter. Firming of markets that continued in the 2nd quarter of 2005, together with the confirmation of price increases and strict cost controls, led to the restoration of operating margins, in a context of very high energy costs.

Plastics sector profits (REBIT of EUR 218 million) were up 39% from the 1st half of 2004 (+18% for the 2nd quarter), in a context of high raw material and utilities costs. Specialty polymers, major contributors to Group results, stood up well to the weakening of demand in certain segments and recorded good earnings. Vinyls improved but, primarily in Europe in the 2nd quarter, suffered erosion of demand, primarily from inventory draw-downs by customers, which accelerated price decreases. In Mercosur and Asia, sales were sustained. The divestiture of Industrial Films[3] is confirmed with the signature of the final agreement with Renolit.

Pharmaceuticals sector sales were up 13% from the 1st half of 2004 (+24% in the 2nd quarter). Sales increased in all therapeutic areas and grew well in NAFTA as well as in emerging countries.

---

[1] REBIT : Recurrent Earnings Before Interest and Taxes
[2] Net income plus depreciation and amortization.

Profits for the 1st half of 2005 were EUR 76 million, including payment of the arbitration award from Barr (EUR 15 million) and gains on the divestiture of minor products (EUR 12 million). It should be noted that the profits for the 1st half of 2004 included a series of positive one off items, and in particular the amount of EUR 88 million linked to the partnering agreements with Wyeth and Bristol Myers Squibb and the first compensation payment from Barr (EUR 15 million). Operating profits (REBIT) for the 2nd quarter reached EUR 34 million, double those of the 2nd quarter of 2004, the latter having been affected by renegotiations with American distributors.
The Pharmaceuticals Sector also completed an important step in the acceleration of its strategic development with the acquisition of Fournier Pharma, and proceeded with restructuring to improve its efficiency.

Overall, the Group's operating profits for the year 2005 should be up from 2004's very good performance. In addition, they will benefit from the profits of Fournier Pharma from August on. Net profit will again set a record.

SOLVAY Group – Summary Financial Information [4]

In millions of EUR (except for data par share, in EUR)	1st half 2004[5]	1st half 2005	1st half 2005/ 1st half 2004 in %	2nd quarter 2004[5]	2nd quarter 2005	2nd quarter 2005/ 2nd quarter 2004 %
Sales	3,477	4,039	+16%	1,780	2,081	+17%
REBIT	**323**	**428**	**+33%**	**147**	**210**	**+43%**
Non-recurring items	-2	-281	n.s.	-1	+41	n.s.
EBIT	321	147	-54%	146	251	+72%
Charges on net indebtedness	-45	-38	-16%	-23	-18	-22%
Income taxes	-89	-67	n.s.	-35	-71	+102%
"Discontinued operations"	31	451	n.s.	13	6	-54%
Income from investments	16	16	-	16	16	-
Net income of the Group	**234**	**509**	**+118%**	**117**	**184**	**+57%**
Net income (Solvay share)	216	492	+128%	107	172	+61%
Depreciation and amortization	217	219	-	112	109	-3%
REBITDA[6]	523	622	+19%	250	308	+23%
Cash flow[7]	451	728	+61%	229	293	+28%
(per share, in EUR)						
Earnings per share[8]	2.62	5.93	+126%	1.32	2.07	+57%
Net debt to equity ratio	34%	20%				

[4] Figures subjected to limited review by Deloitte
[5] Financial items restated following effectiveness of IFRS Rule 5 (« discontinued operations ») on 1 January 2005.
[6] REBITDA : REBIT, before recurring and continued depreciation and amortization
[7] Cash flow is the sum of Group net earnings plus depreciation and amortization.
[8] Calculated on the basis of the weighted average number of shares outstanding after deducting shares purchased to cover stock option programs, or a total of 82,562,387 in the 1st half of 2004 and 82,987,400 in the 1st half of 2005.

Notes on Solvay Group summary financial information

Non-recurring items for the 1st half of 2005 showed a negative balance of EUR 281 million, including, among others, capital gains of EUR 125 million on the sale of the Group's headquarters buildings in France, Spain and Italy and, on the other hand, non-recurring provisions of EUR 382 million, the bulk of which (EUR 340 million) were recorded in the 1st quarter for various risks in the pharmaceutical area and potential consequences of the ongoing proceedings of competition authorities concerning peroxygens, as well as EUR 32 million recorded in the 2nd quarter of 2005 for restructuring at several sites in Europe and the United States.

Charges on net indebtedness amounted to EUR 38 million, down 16% from the 1st half of 2004. These charges include interest paid on recently issued long-term obligations that permitted establishment of a strategic financial reserve at historically low rates.

Income taxes amounted to EUR 67 million for the 1st half of 2005. This figure is not comparable to that for the prior year because of the establishment in 2005 of significant provisions that in part are not tax-deductible.

With IFRS standard 5 becoming effective on 1 January 2005, results of **discontinued operations** are no longer reported in a separate segment but are recorded as a net entry, below EBIT, on a separate line in the Group results, with restatement of the year 2004. These results represent:

- in the 1st quarter of 2004, net profits of the high density polyethylene activities and the salt activities (sold to Kali und Salz in July 2004), as well as industrial films, the divestiture of which the Group announced in 2005, with rigid films being sold to Ineos and the other activities to Renolit (for an amount of EUR 330 million); and
- in the 1st quarter of 2005, the capital gain (EUR 443 million) on the sale to BP, on 6 January 2005, of Solvay's American and European interests in the high density polyethylene activities for a price on the order of EUR 1 billion, and net income of the industrial film activities.

Income from investments represents the annual dividends paid by Fortis and Sofina in the 2nd quarter.

Net profit of the Group amounted to EUR 509 million.

Net profits per share in the 1st half of 2005 reached EUR 5.93, compared to EUR 2.62 for the same period of 2004 and to 5.92 EUR for the whole year 2004.

Depreciation and amortization of EUR 219 million, was comparable to that for the 1st half of 2004.

Cash flow amounted to EUR 728 million.

Shareholders' equity amounted to EUR 3,603 million at the end of the 1st half of 2005, down EUR 189 million from the end of 2004, after redemption of the 800 million EUR preferred shares issued by Solvay Finance Jersey and net profit of EUR 509 million.

Net indebtedness of the Group at 31 June 2005 (EUR 710 million) was down by EUR 86 million compared to the figure at 31 December 2004. The **net debt to equity** ratio was 20% compared to 21% at the end of 2004.
This very healthy financial situation gives the Group the means to finance its strategy, in particular the acquisition of Fournier Pharma for a base price of EUR 1.2 billion, the closing of which occurred on 28 July 2005, while Moody's and S&P recently reconfirmed Solvay's long- and short-term ratings (respectively A/A2 and A1/P1).

RESULTS BY SEGMENT

In millions of EUR	1st half 2004[5]	1st half 2005	1st half 2005/ 1st half 2004 in %	2nd quarter 2004[5]	2nd quarter 2005	2nd quarter 2005/ 2nd quarter 2004 %
GROUP SALES	**3,477**	**4,039**	**+16%**	**1,780**	**2,081**	**+17%**
Pharmaceuticals	808	917	+13%	394	487	+24%
Chemicals	1,185	1,373	+16%	607	710	+17%
Plastics [9]	1,484	1,748	+18%	778	884	+14%
Non-allocated items	-	-	-	-	-	-
GROUP REBIT	**323**	**428**	**+33%**	**147**	**210**	**+43%**
Pharmaceuticals	111	76	-32%	18	34	+89%
Chemicals	79	163	+106%	45	82	+82%
Plastics [9]	157	218	+39%	94	111	+18%
Non-allocated items	-23	-30	+30%	-10	-17	+70%
GROUP REBITDA	**523**	**622**	**+19%**	**250**	**308**	**+23%**
Pharmaceuticals	142	103	-27%	35	47	+34%
Chemicals	158	240	+52%	85	121	+42%
Plastics[9]	237	303	+28%	135	155	+15%
Non-allocated items	-14	-24	+71%	-5	-15	X 3

[9] As a result of the combination of the Plastics and Processing Sectors from 1 June 2004, the results of the two old sectors are presented as a single new Plastics Sector from 1 January 2005.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

In millions of EUR (except for per share figures, in EUR)	1st half 2004*	1st half 2005	2nd quarter 2004*	2nd quarter 2005
Sales	3,477	4,039	1,780	2,081
Cost of goods sold	-2,246	-2,748	-1,198	-1,421
Gross margin	1,231	1,291	582	660
Commercial and administrative costs	-631	-642	-318	-327
Research and development costs	-224	-203	-97	-110
Other operating gains & losses	-34	-3	-12	-5
Other financial gains & losses	-18	-15	-8	-8
REBIT	323	428	147	210
Non-recurring items	-2	-281	-1	41
EBIT	321	147	146	251
Charges on net indebtedness	-45	-38	-23	-18
Income taxes	-89	-67	-35	-71
Discontinued operations	31	451	13	6
Income from investments	16	16	16	16
Net income of the Group	234	509	117	184
Minority interests	-18	-17	-10	-12
Net income (Solvay share)	216	492	107	172
Earnings per share *(in EUR)*	2.62	5.93	1.32	2.07
Diluted income per share (**) *(in EUR)*	2.61	5.90	1.32	2.06

(*) Financial items restated following effectiveness of IFRS Rule 5 on 1 January 2005.
(**) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

In millions of EUR	1st half 2004*	1st half 2005
Cash flow from operating activities	299	231
EBIT	321	147
Depreciation and amortization	217	219
Changes in working capital	-243	-236
Changes in provisions	11	449
Income taxes paid	-48	-123
Others	41	-225
Cash flow from investing activities	-153	876
Acquisition/sale of investments	-1	992
Acquisition/sale of assets	-194	-162
Income from investments	16	16
Changes in financial receivables	21	18
Effect of changes in method of consolidation	5	12
Cash flow from financing activities	-232	-976
Increase/decrease of capital	-4	-804
Acquisition/sale of own shares	-21	23
Changes in borrowings	41	27
Charges on net indebtedness	-47	-40
Dividends	-201	-182
Net change in cash and cash equivalents	-86	131
Currency translation differences	5	30
Opening cash balance	1,206	1,406
Ending cash balance	1,125	1,567

(*) Financial items restated following effectiveness of IFRS Rule 5 on 1 January 2005.

CONSOLIDATED BALANCE SHEET

In millions of EUR	at 31 December 2004*	at 30 June 2005
Non-current assets	**4,979**	**5,311**
Intangible assets	218	310
Consolidation differences	142	186
Tangible assets	3,331	3,523
Other investments	590	614
Deferred tax assets	556	542
Financial receivables and other non-current assets	142	136
Current assets	**5,058**	**5,101**
Inventories	1,057	1,118
Trade receivables	1,369	1,569
Income tax receivables	116	176
Other receivables	359	320
Cash and cash equivalents	1,403	1,560
Assets designated for divestiture	754	358
TOTAL ASSETS	**10,037**	**10,412**
Total Shareholders' equity	**3,792**	**3,603**
Capital and reserves	2,882	3,470
Minority interests	910	133
Non-current liabilities	**3,785**	**4,250**
Long-term provisions	1,768	2,281
Deferred tax liabilities	131	71
Long-term financial debt	1,850	1,864
Other non-current liabilities	36	34
Current liabilities	**2,460**	**2,559**
Short-term provisions	180	179
Short-term financial debt	349	406
Trade liabilities	991	972
Income tax payable	141	264
Other current liabilities	636	561
Liabilities linked to assets to be sold	163	177
TOTAL EQUITY AND LIABILITIES	**10,037**	**10,412**

(*) Financial items restated following effectiveness of IFRS Rule 5 on 1 January 2005.

STATEMENT OF CHANGES IN EQUITY

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Share-holders' equity	Third Party	Total equity
Book value at the end of the previous period (31/12/2004)	**1,269**	**14**	**2,147**	**-122**	**-507**	**81**	**2,882**	**910**	**3,792**
Income for the period			492				**492**	17	**509**
Cost of stock options			2				**2**		**2**
Changes in exchange rates			-133				**-133**	-3	**-136**
Dividends					175		**175**	18	**193**
Acquisition/sale of own shares				24			**24**		**24**
Net gains and losses not recorded in the income statement						25	**25**		**25**
Increase of capital	1	3					**4**		**4**
Other			-1				**-1**	-809	**-810**
Book value at the end of the period (06/30/2005)	**1,270**	**17**	**2,507**	**-98**	**-332**	**106**	**3,470**	**133**	**3,603**

RESULTS BY SEGMENT[10]

The following table indicates sales without elimination of sales between sectors as well as results by segment including non-recurring items (EBIT).

In millions of EUR	1st half 2004[5]	1st half 2005	1st half 2005/ 1st half 2004 in %	2nd quarter 2004[5]	2nd quarter 2005	2nd quarter 2005/ 2nd quarter 2004 %
GROUP SALES	**3,697**	**4,335**	**+17%**	**1,897**	**2,230**	**+18%**
Pharmaceuticals	808	917	+13%	394	487	+24%
Chemicals	1,302	1,498	+15%	655	774	+18%
Plastics [11]	1,587	1,920	+21%	535	969	+81%
Non-allocated items	-	-	-	-	-	-
GROUP EBIT	**321**	**147**	**-54%**	**146**	**251**	**+72%**
Pharmaceuticals	110	43	-61%	18	13	-28%
Chemicals	78	155	+99%	44	77	+75%
Plastics [11]	155	212	+37%	93	104	+12%
Non-allocated items	-22	-263	n.s.	-9	56	n.s.

[10] Results by segment include results of the Group's 3 sectors as well as non-allocated items.
[11] Following the combination of the Plastics and Processing Sectors effective 1 June 2004, the results of the two former sectors are presented as single new sector from 1 January 2005.

ANNEX TO PRESS RELEASE COMMENTS ON 1ST HALF 2005 RESULTS OF THE SOLVAY GROUP

PHARMACEUTICALS SECTOR

Strategic developments

- ***Acceleration of strategic developments in the Pharmaceuticals Sector : finalization of the major acquisition of Fournier Pharma, increase of growth potential thanks to strengthening of R&D programs with world-class partners, and operational restructuring***

  The acquisition of Fournier Pharma for a base price of EUR 1.2 billion, the closing of which was announced on 28 July 2005, marks an important step in the acceleration of the sustainable and profitable growth of the pharmaceutical activities. This transaction has added a line of important products for the treatment of dyslipidemia to Solvay's commercial and research activities in cardiology, making the new cardio-metabolic field Solvay's principal therapeutic axis. This transaction should increase by more than a third Solvay's pharmaceutical sales and immediately improve profitability, with a potential for significant improvement of performance in the research pipeline and through synergies. From the month of August 2005 on, the sector will benefit from the results of Fournier Pharma.

  Taking into account this acquisition, Solvay Pharmaceuticals is preparing to update its strategic and research priorities. These will be presented at the meeting with analysts and investors scheduled for 4 October 2005.

  In R&D, even without taking into account the projects of Fournier Pharma, Solvay currently has a rich portfolio with some 30 molecules to feed the future growth of the sector. Alliances with world-class partners (Wyeth, Bristol-Myers Squibb, Quintiles) were concluded in 2004 and important steps are being taken :

  - Bifeprunox has entered an important phase of its development; during the 2nd half of 2005, clinical data from several Phase III studies will become available; Solvay Pharmaceuticals will also communicate on phase III clinical results during that time. In close collaboration with bifeprunox's partners (Wyeth - New Jersey, USA, and Lundbeck - Copenhagen, Denmark), Solvay Pharmaceuticals previously announced its intention to submit registration applications for bifeprunox in the US and Europe during the year 2006. This schedule remains currently in effect.

  - In the continuing process of cilansetron application for registration in Europe and the US, an appeal from the decision of the MHRA[12] has been filed and a meeting held with their experts. After these exchanges at the European level, the US situation will also be reviewed with the FDA [12].

  - Parkinson's disease : launch of Duodopa® in more than 15 European countries and move to Phase III of SLV308.

[12] FDA : the US Food and Drug Administration ; MHRA : the UK's Medicines and Healthcare products Regulatory Agency.

Key figures

Sales by major products

In millions of EUR	1st half 2004	1st half 2005	1st half 2005/ 1er half 2004 *(In millions of EUR)*
PHARMACEUTICALS SECTOR	**808**	**917**	**+13%**
CARDIOLOGY	**100**	**114**	**+14%**
Teveten®	34	45	+32%
Physiotens®	29	27	-7%
Aceon®	11	9	-18%
Omacor®	3	7	n.s.
GASTROENTEROLOGY	**257**	**265**	**+3%**
Pantoloc®	61	71	+16%
Creon®	62	76	+23%
Duphalac®	40	43	+8%
GYNECOLOGY/ANDROLOGY	**245**	**261**	**+7%**
Androgel®	98	106	+8%
Estratest®	50	45	-10%
Prometrium®	30	34	+13%
MENTAL HEALTH	**157**	**185**	**+18%**
Serc®	46	59	+28%
Luvox®	31	42	+65%
Marinol®	37	42	+14%

Comments

- The Pharmaceutical sector's **sales** increased by13% in EUR in the 1st half of 2005, and by 24% in the 2nd quarter of 2005. From 2005, it includes revenues linked to receipt of the compensation from Barr and to co-promotion agreements, as well as partner contributions to research.

  Sales in Western Europe remained stable despite price pressures. Sales in Central and Eastern Europe experienced strong growth, as was the case in Asia (Japan, China and India), the Middle East and Latin America. NAFTA sales again grew by 6% (in EUR), despite the negative effects of generic competition for Rowasa® and after having suffered, since the 2nd quarter of 2004, the effects of renegotiation of agreements with the main American distributors (USD 30 million in sales for the 1st half of 2005). This renegotiation is now complete.

  All the therapeutic areas recorded growth. Gastroenterology grew by 3%, sustained by growth in a number of products such as Pantoloc® (+16%), a treatment for heartburn and stomach ulcers, and Creon® (+23%) for pancreatic insufficiency. Gynecology/Andrology grew 7%, thanks to growth in sales of Androgel®, a male hormone product, and the recovery of some women's hormone products such as Prometrium® (+13%). Cardiology products were up 14%, particularly Teveten® anti-hypertensive (+32%), while Mental Health experienced a growth of 18%, sustained by Marinol®, a treatment for nausea such as that from patients chemotherapy, as well as Serc® anti-vertigo medication (+28%).

- The Pharmaceutical sector's **operating profits (REBIT)** for the 2nd quarter of 2005 (EUR 34 million) were double those of the 2nd quarter of 2004, the latter having been affected by the renegotiations with American distributors.

  Profits for the 1st half of 2005 were EUR 76 million, including payment of the arbitration award from Barr (EUR 15 million) and gains on the divestiture of minor products (EUR 12 million). It should be noted that the profits for the 1st half of 2004 included a series of positive one off items, and in particular the amount of EUR 88 million linked to the partnering agreements with Wyeth and Bristol Myers Squibb and the first compensation payment from Barr (EUR 15 million). In the 1st half of 2005, the Pharmaceuticals Sector also registered expenses linked to the validation of new production units (in France and the Netherlands) and to restructuring (in the US) intended to increase efficiency.
  R&D expenses in the 1st half of 2005 amounted to EUR 144 million (16% of sales), after deduction of contributions from partners.

CHEMICALS SECTOR

Strategic developments

- ***In parallel with improvement of competitiveness, the opening of new perspectives in specialties.***

The friendly bid for Girindus should strengthen the Group's knowledge in the field of organic chemistry. In addition, the decision to develop activities in Asia is being carried out, among other steps, through the announced construction of a fluorinated specialties unit in Korea as well as the major agreement in soda ash foreseen with NCI/Sinopec in China.

Also of note are, in hydrogen peroxide, the project for a mega-plant undertaken in partnership with BASF in Antwerp to supply propylene oxide production, the US capacity expansion in the 2nd quarter of 2005, and the new site project in Chile, as well as in sodium bicarbonate the announced expansion in Germany.

Key figures

	Sales				REBIT change
(in millions of EUR)	2004	1st half 2004	1st half 2005	1st half 05/ 1st half 04 %	1st half 05/ 1st half 04
CHEMICALS	**2,433**	**1,185**	**1,373**	**+16%**	**+106%**
Minerals cluster [13]	1,105	543	601	+11%	↗
Electrochemistry and Fluor chemicals cluster	892	426	554	+30%	↗
Oxygen cluster[14]	436	215	219	+2%	↗

Comments

- ***Significant improvement in Chemicals activities thanks to market recovery***

The **Chemical sector** profits (REBIT of EUR 163 million) doubled from the 1st half of 2004 and were up 82% in the 2nd quarter. The firming of markets, which continued in the 2nd quarter of 2005, combined with the success of price increases and strict cost controls, led to restoration of operating margins, in a context of very high energy costs.

- **Soda Ash** activities improved thanks to better world market conditions and actions undertaken to restore the level of margins. Specialized derivatives of soda ash, in particular bicarbonate, experienced an acceleration in their growth, thanks to significant demand for this product, but also lessening of costs in the United States. The planned new production line planned for Germany bears witness to an intention to continue to grow as a worldwide partner for customers for this chemical specialty.
- **Caustic Soda** experienced a very significant recovery thanks to higher prices and stable volumes in the 1st half. Market trends confirmed that the slight weakening predicted for the 2nd quarter of 2005 was temporary, and the resulting price reductions were gradually reversed
  Fluor Products continued to improve thanks to growth in the sales of Solkane® 365 mfc and certain other grades such as Solkane® 134a.
- **Hydrogen Peroxide** activities continued their growth in most regions thanks to the strength of the paper industry.

[13] including the Soda Ash and Derivatives, Barium and Strontium Carbonates, and Advanced Functional Materials SBUs
[14] inlcuding the Hydrogen Peroxide, Detergents and Caprolactones SBUs

PLASTICS SECTOR

Strategic developments

- ***Enrichment of the portfolio and regrouping of forces:***

The Plastics sector was characterized in part by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These growing and high-added-value markets have become among the principal contributors to the Group's results. The Group is continuing to expand capacities for production of specialty polymers and is working on other growth projects in Asia and the United States. In addition, the creation of a fuel systems joint venture in China with Yapp, planned for the end of 2005, is progressing satisfactorily.

Strong leadership, controlled growth and continued strengthening of competitiveness remain the priorities for the Vinyls cluster. In this framework, the Thai affiliate, Vinythai, decided in the 1st quarter of 2005 to double its capacities (in chlorine, EDC and VCM) and that VCM and PVC capacity expansions are under way in Brazil. Asia and Mercosur, together with Europe, constitute the poles of growth that contribute significantly to the results of the Vinyls activities.

In connection with the divestiture of the industrial films activities to Renolit and the divestiture of the rigid foils activities to Ineos, the results of these businesses are recorded under the heading "discontinued businesses" in 2004 and 2005.

Key figures

	Sales				REBIT change
(in millions of EUR)	2004	1st half 2004	1st half 2005	1st half 05/ 1st half 04 %	1st half 05/ 1st half 04
PLASTICS [15]	**3,632**	**1,484**	**1,746**	**+18%**	**+39%**
Specialty Polymers and Inergy Automotive System cluster	1,294	644	681	+6%	≃
Vinyls cluster [16]	2,338	839	1065	+27%	↗

Comments

- ***Very good resilience of Specialty Polymers and growth of Vinyls, in an environment of increased utility and raw-material costs.***

The **Plastics sector** profits (REBIT of EUR 218 million) were up 39% compared to the 1st half of 2004 (+18% in the 2nd quarter), in an environment of increased utility and raw-material costs.

- In **Specialty Polymers**, one of the primary contributors to the Group results, particularly noteworthy were the strong demand in polysulfones and good volumes in fluorinated polymers, which compensated for a slowdown in sales of fluorinated fluids and pressure on elastomers prices.

- The **Vinyls** profits for the 1st half of 2005 overall were up from the 1st half of 2004 thanks especially to more favorable margins in the three regions where Solvay is active (Europe, Asia and Mercosur).

[15] Effective 1 June 2004, the Plastics and Processing Sectors were combined in a single new Plastics Sector. This step gave the Group a more compact structure and the activities a closer link.
[16] Including the Vinyls, Performance Compounds and Pipelife (pipes and fittings) SBUs

In the course of the 2nd quarter of 2005, these activities experienced a weakening of demand in several markets, under the effect of, among other factors, inventory draw-downs by customers. This situation, especially marked in Europe, has put pressure on margins, given the reduction in PVC prices while ethylene prices remained at high levels. Overall, sales were sustained in Mercosur and Asia. Recently, signs indicate that the inventory draw-downs by customers are coming to an end, which should help to curb price decreases. In addition, the reduction in ethylene prices in the 3rd quarter of 2005 should aid in recovery of margins.

The profits of the **Processing** activities reflected this overall situation. Noteworthy were :

- The growth (+7%) in Inergy Automotive Systems' volumes compared to the 1st half of 2004, a growth significantly greater than that of the overall automotive market thanks to the success of certain models and favorable geographic diversification, particularly in Asia and Eastern Europe;
- Good volumes at Pipelife (pipes and fittings) thanks to geographic diversification and to the development of the product mix and hundreds of specialties, as well as cost reductions.

REMARKS

With the agreement of the Banking, Finance and Insurance Commission, 2004 and 2005 statements were recorded and presented in IFRS (International Financial Reporting Standards). Deloitte have conducted a limited review of the quarterly consolidated situation which closed on 30 June 2005. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

Key dates for financial communication

- October 4, 2005 : Annual meeting with analysts and investors
- October 28, 2005 : Nine-month 2005 results
- December 15, 2005 : Announcement of the interim dividend relating to 2005

To obtain further information, contact
Solvay Investor Relations
Tel. 32-2-509.60.16, Fax. 32-2-509.72.40
E-mail : investor.relations@solvay.com, Website : www.solvay-investors.com

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